SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 27, 2002

Companhia Siderúrgica Nacional
Rua Lauro Müller, 116 - 36° andar
Rio de Janeiro, RJ - Brazil

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the Minutes of the special meeting of shareholders held on September 26, 2002 at which the acquisition of Metalic was approved and a copy of the press release announcing such approval.

Minutes of the special meeting of shareholders held on September 26, 2002 at which the acquisition of Metalic was approved

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099857907-00 - ISS 606.783.00 - INPS 109.201.144.931 - TEL.: (0XX21) 2549-8600

I, the undersigned, sworn public translator, in and for the city of Rio de Janeiro, state of Rio de Janeiro, duly appointed by the Government of the state of Rio de Janeiro, DO HEREBY ATTEST AND CERTIFY that a document was presented to me for translation into English, which I have lawfully performed by reason of my official capacity, as follows: ---------------------------------------

(On letterhead of CSN - COMPANHIA SIDERÚRGICA NACIONAL - Rua Lauro Müller, 116 - 36th floor and Rom 3702 - Botafogo - Rio de Janeiro - RJ 22299-900) -----------

MINUTES OF SPECIAL MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON SEPTEMBER 26, 2002 AND DRAWN UP AS SUMMARY ---

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1.**Date, time and place**: September 26, 2002, at 10:00 a.m., in the company's headquarters, at Rua Lauro Müller no. 116, 36th floor, Botafogo, Rio de Janeiro.-

2.**Call**: Advertisements published in *Jornal do Commercio* and *Gazeta Mercantil* (national edition) on August 28 and 29, 2002 and September 03 and 10, 2002, and in the Official Gazette of Rio de Janeiro State on August 29, 2002 and September 03 and 10, 2002. The aforementioned advertisements are available to the interested parties at the meeting, waiving its reading and transcription.

3.**Present**: Shareholders representing more than the majority of voting capital, as evidenced by the signatures appearing in the Shareholders Attendance Book, as well as the representative of

ARMANDO DE FRANÇA E SILVA - TRADUTOR PÚBLICO - Rio de Janeiro

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099957907-00 - ISS 606.783.00 - INPS 109.201.144.931 - TEL.: (0XX21) 2549-8600

Rafael Alvim, the Executive Director - Corporate Center and Investors Relations, Dr. Antonio Mary Ulrich, the Commercial Executive Director, Dr. Vasco Dias Júnior, and the Operations Executive Director, Dr. Albano Chagas Vieira. ---------------------------------

4.**Chair**: Due to the absence of the Chairman of the Board of Directors, the Vice Chairman, Mr. Jacks Rabinovich, presided the Meeting, under terms of Article 19 of the Company By-laws, and invited Mrs. Cláudia Silva Araújo de Azerêdo Santos to act as Secretary of the Meeting. ---------------------------

5.**Agenda**: 5.1 - Approved by more than the majority of the shareholders, that these Minutes be drawn up as summary and its publication made by omitting the signatures of the attending Shareholders, as allowed by Paragraphs One and Two respectively, of Article 130 of Law Number 6.404/76. 5.2 - The shareholders, unanimously, waived the reading and transcription of the appraisal report of Cia. Metalic Nordeste ("Metalic") dated 06/30/2002 prepared by PricewaterhouseCoopers Auditores Independentes, copy of which is available to the interested parties, since such document is already known by all attending the meeting. Eighty four percent (84%) of the attending 5

ARMANDO DE FRANÇA E SILVA - TRADUTOR PÚBLICO - Rio de Janeiro

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099957907-00 - ISS 606.783.00 - INPS 109.201.144.931 - TEL.: (0XX21) 2549-8600

capital, approved the above appraisal report and the proposal of acquisition, by the Company, of the total number of Metalic issued shares for the price of R$108,500,000.00 (one hundred and eight million, five hundred thousand reais) adjusted as of 07/01/2002, by the General Price Index - Market, as published by Fundação Getúlio Vargas, added of interest at 12% per year, to be paid in 12 monthly consecutive installments, the first installment being paid not before October 15, 2002. The opposing votes by the following shareholders were recorded: (i) Fundação Vale do Rio Doce de Seguridade Social, vote received and filed at the Company main office; (ii) Fundação Petrobras de Seguridade Social, vote received and filed at the Company main office; (iii) BBA Taurus Fundo de Investimento em Ações, BBA Icatu FEF Fundo de Investimento em Ações, BBA Aquarius Fundo de Investimento em Ações, BBA Investprev Fundo de Investimento em Ações, BBA Index Ibovespa Fundo de Investimento em Ações, BBA IBX Private Fundo de Investimento em Ações, BBA FESC Fundo de Investimento em Ações, BBA Ibovespa Private Fundo de Investimento em Ações, BBA Ibovespa Institucional Fundo de Investimento em Ações, BBA IBX Institucional Fundo de Investimento

ARMANDO DE FRANÇA E SILVA - Rio de Janeiro - TRADUTOR PÚBLICO

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099957907-00 - ISS 506.783.00 - INPS 109.201.144.931 - TEL.: (0XX21) 3549-6600

BBA Top Safira Fundo de Investimento em Ações, Amazonas Fundo de Investimento em Ações, Premium Institucional IBX Fundo de Investimento em Ações, PGBL Icatu Hartford Composto 20 B Fundo de Investimento Financeiro Exclusivo, PGBL Icatu Hartford Composto 20 C Fundo de Investimento Financeiro Exclusivo, PGBL Icatu Hartford Composto 20 E Fundo de Investimento Financeiro Exclusivo, PGBL Icatu Hartford Composto 49 C Fundo de Investimento Financeiro Exclusivo, PGBL Icatu Hartford Composto 49 B Fundo de Investimento Financeiro Exclusivo, Icatu Hartford PGBL 49 E, PGBL Icatu Hartford Composto 10 C Fundo de Investimento Financeiro Exclusivo, PGBL Icatu Hartford Composto 10 B Fundo de Investimento Financeiro Exclusivo, PGBL Icatu Hartford Composto 10 E Fundo de Investimento Financeiro Exclusivo, PGBL UBS Composto I Fundo de Investimento Financeiro Exclusivo, PREVID EXXON - Sociedade de Previdência Privada, Fundação Assistencial e Previdenciária da Extensão Rural do Rio Grande do Sul - FAPERS, Icatu Hartford Fundo de Pensão, Icatu Seguros S.A., Mellon Brascan Stuttgarf FIA; (iv) Hatteras LLC, IP Seleção I Exclusivo FIA, IP Participações FIA, IP Participações Institucional Fundo de Investimento em Ações, (v) Vilmar Luiz Graça Gonçalves and (vi) other 7

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099957907-00 - ISS 606.788.00 - INPS 109.201.144.931 - TEL.: (0XX21) 2549-8600

and Banque Safra Luxembourg S.A. having abstained. Minority shareholder José Teixeira de Oliveira stated, for the record, that the Metalic purchase will strengthen the Company position in the domestic and international market and Mr. Onofre Perez Netto, representing shareholders Emilio Figer, OWJ Participações Ltda., ONJUWA Participações Ltda., 5216 Participações S.A., INH Ltd., OPN Empreendimentos e Participações Ltda., Intermesa Trading Ltda., emphasized that, based on its experience of over 50 years in the steel market, only the Company can prevent steel cans from losing market share to aluminum cans. 5.3 - Unanimously approved that the Board have 9 (nine) members. As provided for by Article 13, § 2 of the By Laws, the following shareholder was elected first: ANTONIO FRANCISCO DOS SANTOS, Brazilian, married, business manager, holder of identity card IFP number 1.307.360, enrolled in the Taxpayers Registry under number 112.375.706-20, residing and domiciled at Rua Artur Luiz Correa n° 753, in the City of Volta Redonda, RJ, nominated by Clube de Investimento CSN. As a result of the multiple vote request by shareholder Fundação Vale do Rio Doce de Seguridade Social - Valia, the following shareholders were elected, as provided

ARMANDO DE FRANÇA E SILVA - Rio de Janeiro - TRADUTOR PÚBLICO

STEINBRUCH, Brazilian, married, industrialist, holder of identity card SSP/SP Number 3.627.815-4, enrolled in the Taxpayers Registry under number 618.266.778-87, residing and domiciled at Av. Morumbi, 1095, in the City of São Paulo, SP; JACKS RABINOVICH, Brazilian, married, industrialist, holder of identity card SSP/SP number 1.179.678, enrolled in the Taxpayers Registry under number 011.495.638-34, residing and domiciled a Rua Prof. Arthur Ramos, 405, 14th floor, in the City of São Paulo, SP; MAURO MOLCHANSKY, Brazilian, married, economist, holder of identity card IFP/RJ number 03.757.956-2, enrolled in the Taxpayers Registry under number 721.527.028-91, residing and domiciled at Rua Almirante Guilhem 85, apt. 901, in the City of Rio de Janeiro, RJ; EDMAR LISBOA BACHA, Brazilian, married, economist, holder of identity card SS/RJ number 02641842-6, enrolled in the Taxpayers Registry under number 095.698.717-68, residing and domiciled at Rua Sambaíba, 238, apt. 302, in the City of Rio de Janeiro, RJ; FERNANDO PERRONE, Brazilian, married, attorney-at-law, holder of identity card IFP number 2.048.837, enrolled in the Taxpayers Registry under number 181.062.347-20, residing and domiciled at Rua Engenheiro Álvaro Niemeyer, 159, in the City of Rio de

ARMANDO DE FRANÇA E SILVA - TRADUTOR PÚBLICO - Rio de Janeiro

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099857907-00 - ISS 606.788.00 - INPS 109.201.144.931 - TEL.: (0XX21) 2549-8600

engineer, holder of identity card CREA/RJ number 84-1-06767-9, enrolled in the Taxpayers Registry under number 066.110.628-40, residing and domiciled at Rua Prefeito Dulcídio Cardoso, 420, in the City of Rio de Janeiro, RJ; DIONÍSIO DIAS CARNEIRO NETTO, Brazilian, legally separated, economist, holder of identity card IFP/RJ 1.887.610, enrolled in the Taxpayers Registry under number 060.011.061-34, residing and domiciled at Rua Sambaíba, 587, apt. 802, in the City of Rio de Janeiro, RJ; and EUSTÁQUIO COELHO LOTT, Brazilian, married, economist, holder of identity card SSP/MG number M-567.119, enrolled in the Taxpayers Registry under number 042.004.086/00, with business address at Av. Graça Aranha, 26, 6th floor, in the City of Rio de Janeiro, RJ. Thus, the Company Board of Directors comprises Messrs. Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Mauro Molchansky, Edmar Lisboa Bacha, Fernando Perrone, Vagner Laerte Ardeo, Dionísio Dias Carneiro Netto e Eustáquio Coelho Lott, all with term of office up to the 2003 Annual Meeting. The directors now elected submitted a non-impediment statement as provided by Article 147 of Law number 6.404/76 amended by Law number 10.303/01, and CVM Instruction Number 367/02.

ARMANDO DE FRANÇA E SILVA - TRADUTOR PÚBLICO - Rio de Janeiro

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099957907-00 - ISS 608.783.00 - INPS 109.201.144.931 - TEL.: (0XX21) 2549-8600

Guilherme Aguiar Cunha for his significant work as a member of the Company Board of Directors. Praises were also recorded to Mr. Fúlvio Vieira Fonseca for his excellent collaboration to the Company as a member of the Company Board of Directors; 5.4 - On request by Shareholder Fundação Vale do Rio Doce de Seguridade Social, under provision of CVM Instruction Number 324 dated 01/19/2000, the Company Supervisory Audit Committee was installed up to the 2003 Annual Shareholders Meeting. Approved, for more than the majority, the election of, in first place, EDUARDO DE CARVALHO DUARTE, Brazilian, married, accountant, holder of identity card CRC/RJ number 57.439, enrolled in the Taxpayers Registry under number 276.808.947-87, residing and domiciled at Rua Conde de Itaguaí, 22, apt. 201, Tijuca, in the City of Rio de Janeiro, RJ, as permanent member, and as his deputy CLAUDIA MACHADO ALVES, Brazilian, divorced, accountant, holder of identity card IFP/RJ number 06.459.616-6, enrolled in the Taxpayers Registry number 758.051.207-63, residing and domiciled at Rua Dr. Satamini, 210, Bloco B, apt. 306, Tijuca, in the City of Rio de Janeiro, RJ (minority shareholders); next, of Messrs. HARRY MORGENSTERN, Brazilian, married, economist, holder of

ARMANDO DE FRANÇA E SILVA - Rio de Janeiro - TRADUTOR PÚBLICO

11

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 099957907-00 - ISS 606.783.00 - INPS 109.201.144.931 - TEL.: (0XX21) 2549-9600

Taxpayers Registry under number 694.179.898-04, residing and domiciled at Av. Rouxinol, 333, apt. 112, Moema, in the City of São Paulo, SP, as permanent member, and as his deputy ADHERBAL CORREA BERNARDES, Brazilian, married, attorney-at-law, holder of identity card SSP-SP 3.341.476-2, enrolled in the Taxpayers Registry under number 064.484.708-54, residing and domiciled at Alameda Santos, 734, apt. 82, in the City of São Paulo, SP; and ADEMIR JOSÉ SCARPIN, Brazilian, married, accountant, bearer of identity card CRA number 12.521, enrolled in the Taxpayers Registry under number 479.407.518-91, residing and domiciled at Rua Caiubi, 1422, apt. 121, Perdizes, in the City of São Paulo, SP, as permanent member, and as his deputy MENDEL VASSERMAN, Brazilian, married, engineer, holder of identity card number 3.867.485, enrolled in the Taxpayers Registry under number 448.180.258-87, residing and domiciled a Rua Tupi number 507, apt. 51, Pacaembú, in the City of São Paulo, SP; that will hold office up to the 2003 Anual Meeting. 5.5 - It was approved, by more than the majority, the monthly compensation for each of the Audit Committee Members in 10% (ten per cent) of the compensation that, in average, is assigned to each Executive Director, not

ARMANDO DE FRANÇA E SILVA - TRADUTOR PÚBLICO - Rio de Janeiro

REPÚBLICA FEDERATIVA DO BRASIL

Armando de França e Silva

TRADUTOR PÚBLICO JURAMENTADO E INTÉRPRETE COMERCIAL
SWORN PUBLIC TRANSLATOR

MAT. JUCERJA Nº 77 - CPF 089957807-00 - ISS 606.783.00 - INPS 109.201.144.891 - TEL.: (0XX21) 2549-8600

profit sharing, and the deputies will only be compensated in the events of vacancies. Additional to the aforementioned compensation fixed, the Audit Committee active members will be entitled to reimbursement of transport and accommodation expenses required for their offices, as per Paragraph 3 of Article 162 of Law 6.404/76. As there was no further matter to be discussed, the meeting was adjourned for the time required to prepare these Minutes. Reopened the meeting, the minutes were read, approved and signed by the Chairman of the Meeting, the secretary and all attending shareholders. Rio de Janeiro, September 26, 2002. I hereby certify this is a true copy of the original, drawn up in the proper book. --------------

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Cláudia de Azeredo Santos --------------------------

Legal Director -------------------------------------

I hereby declare that the foregoing is a true translation of the original matter written in Portuguese. ---------------------------------------

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Rio de Janeiro, September 26, 2002. ----------------

ARMANDO DE FRANÇA E SILVA - TRADUTOR PÚBLICO - Rio de Janeiro

13

Press release announcing the approval of the acquisition of Metalic

CSN

For immediate release

For further information, contact:

José Marcos Treiger
CSN – Investor Relations General Manager
jmtreiger@csn.com.br +55 21 2586 1442
www.csn.com.br

Isabel Viera
Thomson Financial
isabel.vieira@tfn.com +1 (212) 701-1823
www.thomsonfinancial.com

APPROVAL OF THE ACQUISITION OF METALIC AND ELECTION OF THE NEW BOARD

(Rio de Janeiro, Brazil, September 26, 2002) – Companhia Siderúrgica Nacional (CSN) (BOVESPA: CSNA3) (NYSE: SID) announced that in an Extraordinary Shareholders' Meeting held today, 84% of shareholders present, representing 59.93% of the voting capital, approved the acquisition of Cia Metalic Nordeste ("Metalic"). The acquisition price was R$108.5 million, adjusted by the IGP-M inflation index since July 1, 2002 plus 12% per year, to be paid in 12 consecutive monthly installments.

METALIC – a strategic investment for CSN

Located in Fortaleza, Ceará, Metalic has an annual production capacity of 1 billion two-piece steel cans and is the only company in Brazil producing this type of packaging for the beverage sector. Steel beverage cans offer higher resistance during filling, transportation and storage, with virtually no apparent difference from aluminum cans to end consumers. The raw material used is DWI (Draw Wall Ironing) tin-plate, produced, in Brazil, exclusively by CSN at its Volta Redonda Steel Mill.
Metalic supplies the main soft-drink, beer and fruit juice companies in the Northeast of Brazil, and currently maintains a 5% market share in the two-piece metallic beverage can segment.

Commenting on this acquisition, **Vasco Dias Junior, CSN's Commercial Executive Officer** remarked, "The acquisition of Metalic is an important strategic step for CSN to enable the Company to consolidate its position in this segment by building a platform for further development of this market in Brazil. Annual two-piece can consumption in Brazil is of approximately 11 billion cans per year, with an expected growth potential of up to 15 billion cans, in the coming years. It's a paradox that in a country, such as Brazil, with one of the most competitive steel industries in the world, steel cans only make up 5% of the domestic market, whereas in Germany, France and Asia, this share is over 50%."

New Board of Directors and Audit Committee Elected

The Shareholders' Meeting also approved, by unanimous vote, nine Board of Directors members, which will serve until the Annual Shareholders' Meeting of 2003. Re-elected to the Board were Antonio Francisco dos Santos, Benjamin Steinbruch, Jacks Rabinovich, Mauro Molchansky, Edmar Lisboa Bacha, Dionísio Dias Carneiro Netto and Vagner Laerte Ardeo, while Fernando Perrone and Eustáquio Coelho Lott were elected to replace Paulo Aguiar Cunha and Fúlvio Vieira Fonseca.
At the request of the shareholder *Fundação Vale do Rio Doce de Seguridade Social (Valia)*, the Audit Committee was installed and will serve until the Annual Shareholders' Meeting of 2003. Elected as members of the Audit Committee were Eduardo de Carvalho Duarte, Harry Morgenstern and Ademir José Scarpin, with Claudia Machado Alves, Adherbal Correa Bernardes and Mendel Vasserman, respectively, serving as alternates.

Companhia Siderúrgica Nacional, located in the state of Rio de Janeiro, Brazil, is a steel complex integrated by investments in infrastructure and logistics, that combines in its operation captive mines, an integrated steel mill, service centers, ports and railways. With a total annual production capacity of 5,400,000 tonnes of crude steel and gross revenues of R$4.0 billion reported in 2001, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide.

Certain of the statements contained herein, including but not limited to those with respect to the consolidation of CSN's position in the beverage-can segment and the growth and development of the beverage-can market in Brazil, are forward-looking statements. Such statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Examples of such risks and uncertainties include but are not limited to: general and economic conditions in Brazil and other countries, interest rate and exchange rate levels, changes in laws and regulations and general competitive factors (on a global, regional or national basis)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned , thereunto duly authorized.

Companhia Siderúrgica Nacional

By: ______________________
Name: Otávio de Garcia Lazcano
Title: Principal Financial Officer

Dated: September 27, 2002